Filed pursuant to Rule 424(B)(3)

Registration No. 333-109802

PRICING SUPPLEMENT
(To prospectus supplement and prospectus dated November 26, 2003) Pricing Supplement Number: 2411

1,900,000 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Currency Notes Linked to

the European Union Euro/United States Dollar Exchange Rate

due January 30, 2006

(the “Notes”)

$10 original public offering price per unit

The Notes:	Payment on the maturity date:

•   Minimum repayment will not be less than 97% of the $10 original public offering price per unit.

•   There will be no payments prior to the maturity date and we cannot redeem the Notes prior to the maturity date.

•   Senior unsecured debt securities of Merrill Lynch & Co., Inc., denominated and payable in United States dollars, part of a series entitled “Medium-Term Notes, Series C”.

•   The Notes are designed for investors who are seeking exposure to the European Union euro/United States dollar exchange rate, willing to forego interest payments on the Notes and willing to accept a return that will not exceed the limits described in this pricing supplement while risking the loss of up to $.30 per unit if the European Union euro/United States dollar exchange rate decreases or does not increase sufficiently over the term of the Notes.

•   $25,000 minimum initial investment.

•    The Notes will not be listed on any securities exchange.

•   Expected settlement date: November 30, 2004.

•   CUSIP No.: 59021S836

•   The amount you receive on the maturity date will be based upon the change in the European Union euro/United States dollar exchange rate over the term of the Notes multiplied by a participation rate equal to 100%, subject to the limits described in this pricing supplement. If the value of the European Union euro relative to the United States dollar decreases or does not increase sufficiently, on the maturity date you will receive less than the $10 original public offering price per unit, which may result in a loss of some of your investment. The European Union euro/United States dollar exchange rate must increase by 3% in order for you to receive at least the $10 original public offering price per unit. In no event, however, will you receive less than $9.70 per unit.

•   Although your return on the Notes will be based on the value of the European Union euro relative to the United States dollar over the term of the Notes, if the European Union euro/United States dollar exchange rate has increased by 12% or more at any time during the term of the Notes, on the maturity date you will receive a fixed payment of $9.70 plus an amount equal to the product of the $10 original public offering price per unit and a percentage equal to 10.4%.

Information included in this pricing supplement supercedes information in the accompanying prospectus supplement and prospectus to the extent it is different from that information.

Investing in the Notes involves risks that are described in the “ Risk Factors” section of this pricing supplement and the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.00	$19,000,000
Underwriting discount	$.10	$190,000
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.90	$18,810,000

Merrill Lynch & Co.

The date of this pricing supplement is November 23, 2004.

Pricing Supplement

Prospectus Supplement

Prospectus

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying prospectus supplement and prospectus to help you understand the Currency Notes Linked to the European Union Euro/United States Dollar Exchange Rate due January 30, 2006 (the “Notes”). You should carefully read this pricing supplement and the accompanying prospectus supplement and prospectus to fully understand the terms of the Notes, the European Union Euro/United States dollar exchange rate (the “EUR/USD Exchange Rate”) and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section in this pricing supplement and the accompanying prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc. and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be part of a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on January 30, 2006. We cannot redeem the Notes at an earlier date. We will not make any payments on the Notes until the maturity date.

Each unit will represent a single Note with a $10 original public offering price. You may transfer the Notes only in whole units. The minimum initial investment amount is $25,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying prospectus.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks, including the risk of loss of some of your investment. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying prospectus supplement.

What does the EUR/USD Exchange Rate reflect?

The EUR/USD Exchange Rate reflects the number of United States dollars for which one European Union euro can be exchanged. The EUR/USD Exchange Rate increases as the value of the European Union euro increases relative to the United States dollar and decreases as the value of the European Union euro declines relative to the United States dollar. The EUR/USD Exchange Rate is more fully described in the section entitled “The EUR/USD Exchange Rate” in this pricing supplement.

How has the EUR/USD Exchange Rate performed historically?

We have included a table and a graph showing monthly historical EUR/USD Exchange Rates for each month from January 1999 through October 2004 in the section entitled “The EUR/USD Exchange Rate” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the European Union euro relative to the United States dollar in various economic environments; however, past performance is not necessarily indicative of how the EUR/USD Exchange Rate will perform in the future.

What will I receive on the maturity date of the Notes?

On the maturity date, for each unit of the Notes that you own, you will receive a payment equal to the “Redemption Amount”. The Redemption Amount to which you will be entitled will depend on the percentage change in the EUR/USD Exchange

Rate over the term of the Notes, subject to the limits described in this pricing supplement. The Redemption Amount will be denominated and payable in United States dollars and will be determined as follows:

(a) if the EUR/USD Exchange Rate does not equal or exceed 112% of the Starting Value (the “Fixed Payment Level”) at any time from the date that the Notes are priced for initial sale to the public (the “Pricing Date”) until the time the Ending Value is determined by the Calculation Agent, and

(i) the Ending Value is greater than the Starting Value, the Redemption Amount will equal:

$9.70	+	($10 ×	Participation Rate	×	(	Ending Value	–	Starting Value	))	; or
Starting Value

(ii) the Ending Value is equal to or less than the Starting Value, the Redemption Amount will equal $9.70 per unit.

(b) if the EUR/USD Exchange Rate equals or exceeds the Fixed Payment Level at any time from the Pricing Date until the Ending Value is determined by the Calculation Agent, the Redemption Amount will equal $9.70 plus the Fixed Payment Amount.

The “Fixed Payment Amount” will equal the product of the $10 original public offering price per unit and a percentage equal to 10.4%.

As a result of the foregoing, the EUR/USD Exchange Rate must increase by 3% in order for you to receive a Redemption Amount equal to the $10 original public offering price per unit. If the EUR/USD Exchange Rate declines or does not increase sufficiently, you will receive less than the $10 original public offering price per unit. In no event, however, will you receive less than $9.70 per unit.

The “Starting Value” equals 1.307800, the EUR/USD Exchange Rate on the Pricing Date.

The “Ending Value” will equal the EUR/USD Exchange Rate on the seventh scheduled business day prior to the maturity date of the Notes, as described in this pricing supplement.

The “Participation Rate” will equal 100%.

For more specific information about the Redemption Amount, please see the section entitled “Description of the Notes” in this pricing supplement.

Examples

Set forth below are four examples of Redemption Amount calculations:

Example 1—The hypothetical Ending Value is equal to 80% of the Starting Value and the EUR/USD Exchange Rate did not equal or exceed the Fixed Payment Level at any time during the term of the Notes:

Starting Value: 1.307800

Hypothetical Ending Value: 1.046240

Redemption Amount (per unit) = US$9.70 (Redemption Amount cannot be less than $9.70)

Example 2—The hypothetical Ending Value is equal to 102% of the Starting Value and the EUR/USD Exchange Rate did not equal or exceed the Fixed Payment Level at any time during the term of the Notes:

Starting Value: 1.307800

Hypothetical Ending Value: 1.333956

Redemption Amount (per unit) =

$9.70 + ($10 × (100% ×	(1.333956–1.307800)	)) = US$9.90
1.307800

Example 3—The hypothetical Ending Value is equal to 111.9% of the Starting Value and the EUR/USD Exchange Rate did not equal or exceed the Fixed Payment Level at any time during the term of the Notes:

Starting Value: 1.307800

Hypothetical Ending Value: 1.463428

Redemption Amount (per unit) =

$9.70 + ($10 × (100% ×	(1.463428–1.307800)	)) = US$10.89
1.307800

Example 4—The EUR/USD Exchange Rate equaled or exceeded the Fixed Payment Level at any time during the term of the Notes:

Starting Value: 1.307800

Hypothetical Ending Value: The Ending Value is not relevant to the Redemption Amount because the EUR/USD Exchange Rate reached the Fixed Payment Level during the term of the Notes. As a result, the Redemption Amount is equal to $9.70 plus the Fixed Payment Amount.

Redemption Amount (per unit) = $9.70 + ($10 x 10.4%) = $10.74

Will I receive interest payments on the Notes?

You will not receive any interest payments on the Notes, but will instead receive the Redemption Amount on the maturity date. We have designed the Notes for investors who are seeking exposure to the EUR/USD Exchange Rate, willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on standard senior non-callable debt securities, and willing to accept a Redemption Amount that will not exceed the limits described in this pricing supplement while risking the loss of up to $.30 per unit if the EUR/USD Exchange Rate declines or does not increase sufficiently over the term of the Notes.

What about taxes?

Each year, you will be required to pay taxes on ordinary income from the Notes over their term based upon an estimated yield for the Notes, even though you will not receive any payments from us until the maturity date. We have determined this estimated yield, in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to calculate the amount of taxes that you will owe each year as a result of owning a Note. This estimated yield is neither a prediction nor a guarantee of what the actual cash payment on the maturity date will be, or that the actual cash payment on the maturity date will even exceed $9.70 per unit of the Notes. We have determined that this estimated yield will equal 2.49% per annum, compounded semiannually.

Based upon this estimated yield, if you pay your taxes on a calendar year basis and if you buy a unit of the Notes for $10 and hold the Note until the maturity date, you will be required to pay taxes on the following amounts of ordinary income from the Note each year: $.0217 in 2004, $.2493 in 2005 and, $.0209 in 2006. However, in 2006, the amount of ordinary income that you will be required to pay taxes on from owning each unit of the Notes may be greater or less than $.0209, depending upon the cash payment on the maturity date you receive. Also, if the cash payment on the maturity date is less than $10.2919, you may have a loss which you could deduct against other income you may have in 2006, but under current tax regulations, you would neither be required nor allowed to amend your tax returns for prior years. For further information, see “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a stock exchange?

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity date. You should review the section entitled “Risk Factors—A trading market for the Notes is not expected to develop” in this pricing supplement.

What is the role of MLPF&S?

Our subsidiary MLPF&S is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during the initial distribution of the Notes. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

What is the role of Merrill Lynch Capital Services, Inc.?

Merrill Lynch Capital Services, Inc. (the “Calculation Agent”) will serve as the Calculation Agent for purposes of, among other things, determining the Ending Value, calculating the Redemption Amount and obtaining the EUR/USD Exchange Rate. Under certain circumstances, these duties could result in a conflict of interest between the status of Merrill Lynch Capital Services, Inc. as our subsidiary and its responsibilities as Calculation Agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying prospectus. You should also read other documents ML&Co. has filed with the SEC, which you can find by referring to the section entitled “Where You Can Find More Information” in the accompanying prospectus.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

The Redemption Amount will depend on the change in the EUR/USD Exchange Rate. Because the EUR/USD Exchange Rate is subject to market fluctuations, the Redemption Amount you receive on the maturity date may be more or less than the $10 original public offering price per unit. If the Ending Value is less than or equal to the Starting Value and the EUR/USD Exchange Rate has not equaled or exceeded the Fixed Payment Level at any time over the term of the Notes, the Redemption Amount will be less than the $10 original public offering price per unit. As a result, you may lose some of your investment in the Notes. Even if the Ending Value is greater than the Starting Value, the increase in the EUR/USD Exchange Rate may not be sufficient for the Redemption Amount to exceed the $10 original public offering price per unit. The Redemption Amount will, however, never be less than $9.70 per unit.

Your yield may be lower than the yield on a standard debt security of comparable maturity

The yield that you will receive on your Notes, which could become fixed at any time during the term of the Notes or could be negative, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a standard United States dollar-denominated senior non-callable debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. However, if the EUR/USD Exchange Rate has increased by 12% or more at any time during the term of the Notes, on the maturity date you will receive a fixed payment of $9.70 plus the Fixed Payment Amount, regardless of the Ending Value.

You must rely on your own evaluation of the merits of an investment linked to the EUR/USD Exchange Rate

In the ordinary course of their businesses, affiliates of ML&Co. from time to time express views on expected movements in foreign currency exchange rates. These views are sometimes communicated to clients who participate in foreign exchange markets. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time-horizons and are subject to change. Moreover, other professionals who deal in foreign currencies may at any time have significantly different views from those of our affiliates. For reasons such as these, we believe that most investors in foreign exchange markets derive information concerning those markets from multiple sources. In connection with your purchase of the Notes, you should investigate the foreign exchange markets and not rely on views which may be expressed by our affiliates in the ordinary course of their businesses with respect to future exchange rate movements.

You should make such investigation as you deem appropriate as to the merits of an investment linked to the EUR/USD Exchange Rate. Neither the offering of the Notes nor any views which may from time to time be expressed by our affiliates in the ordinary course of their businesses with respect to future exchange rate movements constitutes a recommendation as to the merits of an investment in the Notes.

The value of the European Union euro and the United States dollar are affected by many complex factors

The value of any currency, including the European Union euro and the United States dollar, may be affected by complex political and economic factors. The EUR/USD Exchange Rate is at any moment a result of the supply and demand for the European Union euro and the United States dollar, and changes in the EUR/USD Exchange Rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Europe, particularly member nations of the European Union and the United States, as well as economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in Europe, particularly member nations of the European Union, and the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the European Union, the governments of the European Union, the United States and other countries important to international trade and finance.

Foreign exchange rates can either be fixed by sovereign governments or floating. Exchange rates of most economically developed nations, including the member nations of the European Union and the United States, are permitted to fluctuate in value relative to other currencies. However, governments sometimes do not allow their currencies to float freely in response to economic forces. Governments, including those of the member nations of the European Union and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the Notes is that their liquidity, trading value and amounts payable could be affected by the actions of sovereign governments which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the Notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting the European Union euro or the United States dollar specifically, or any other currency.

Even though currencies trade around-the-clock, your Notes will not

The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the Notes will not conform to the hours during which the European Union euro and the United States dollar are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the Notes. The possibility of these movements should be taken into account in relating the value of the Notes to those in the underlying foreign exchange markets.

There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the EUR/USD Exchange Rate used to calculate the Redemption Amount. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

A trading market for the Notes is not expected to develop

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although our affiliate MLPF&S has indicated that it expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and that the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, a change in the volatility of the EUR/USD Exchange Rate may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the number of United States dollars that can be exchanged for one European Union euro. The following paragraphs describe the expected impact on the market value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The EUR/USD Exchange Rate is expected to affect the trading value of the Notes.    We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the EUR/USD Exchange Rate exceeds or does not exceed the Starting Value, including the possibility that the EUR/USD Exchange Rate will equal or exceed the Fixed Payment Level, in which case the Redemption Amount will become fixed and will equal $9.70 plus the Fixed Payment Amount. If you choose to sell your Notes when the EUR/USD Exchange Rate exceeds the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on this rate because of the expectation that the EUR/USD Exchange Rate will continue to fluctuate until the Ending Value is determined.

Changes in the levels of interest rates may affect the trading value of the Notes.    We expect that changes in interest rates may affect the trading value of the Notes. Generally, if United States interest rates increase, the value of outstanding debt securities tend to decline and, conversely, if United States interest rates decrease, the value of outstanding debt securities tend to increase. In addition, increases in United States interest rates relative to interest rates in the European Union may decrease the future value of the United States dollar relative to the European Union euro, as implied by currency futures contracts, which would generally tend to increase the trading value of the Notes, and decreases in United States interest rates relative to interest rates in the European Union may increase the future value of the United States dollar relative to the European Union euro, as implied by currency futures contracts, which would generally tend to decrease the trading value of the Notes. Increases in interest rates in the European Union relative to United States interest rates may decrease the future value of the European Union euro relative to the United States dollar, as implied by currency futures contracts, which would tend to decrease the trading value of the Notes, and decreases in interest rates in the European Union relative to United States interest rates may increase the future value of the European Union euro relative to the United States dollar, as implied by currency futures contracts, which would generally tend to increase the trading value of the Notes.

Changes in the volatility of the EUR/USD Exchange Rate are expected to affect the trading value of the Notes.    Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the EUR/USD Exchange Rate increases or decreases, the trading value of the Notes may be adversely affected.

As the time remaining to the stated maturity date of the Notes decreases, the “time premium” associated with the Notes is generally expected to decrease. We anticipate that before their stated maturity date, the Notes may trade at a value above that which would be expected based on the EUR/USD Exchange Rate. This difference will reflect a “time premium” due to expectations concerning the value of the European Union euro and the United States dollar relative to each other prior to the stated maturity date of the Notes. However, as the time remaining to the stated maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes. Notwithstanding the foregoing, any time premium will disappear in the event that the EUR/USD Exchange Rate at any time during the term of the Notes equals or exceeds the Fixed Payment Level. Moreover, if the EUR/USD Exchange Rate closely approaches (but does not equal) the Fixed Payment Level, we expect the trading value of the Notes to decline. We expect this decline to be greater if it occurs earlier in the term of the Notes than if it occurs later in the term of the Notes.

Changes in our credit ratings may affect the trading value of the Notes.    Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase in the EUR/USD Exchange Rate on the maturity date, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the EUR/USD Exchange Rate will generally be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Potential conflicts of interest could arise

Our subsidiary Merrill Lynch Capital Services, Inc. is our agent for the purposes of, among other things, determining the Ending Value, calculating the Redemption Amount and obtaining the EUR/USD Exchange Rate. Under certain circumstances, the role of Merrill Lynch Capital Services, Inc. as our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the EUR/USD Exchange Rate can be obtained on a particular trading day, or in connection with judgments that it would be required to make in the event the EUR/USD Exchange Rate is unavailable. See the section entitled “Description of the Notes—Payment on the Maturity Date” in this pricing supplement. Merrill Lynch Capital Services, Inc. is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control Merrill Lynch Capital Services, Inc., potential conflicts of interest could arise.

We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligation to pay the Redemption Amount. This subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.

Tax consequences

You should consider the tax consequences of investing in the Notes. See the section entitled “United States Federal Income Taxation” in this pricing supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as part of a series of senior debt securities entitled “Medium-Term Notes, Series C” under the 1983 Indenture, which is more fully described in the accompanying prospectus. The Notes will mature on January 30, 2006. Information included in this pricing supplement supercedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is 59021S836.

While on the maturity date a holder of a Note will receive an amount equal to the Redemption Amount, there will be no other payment of interest, periodic or otherwise. See the section entitled “—Payment on the Maturity Date.”

The Notes will not be subject to redemption by ML&Co. or at the option of any holder of the Notes before the maturity date. If an Event of Default occurs with respect to the Notes, holders of the Notes may accelerate the maturity of the Notes, as described under “—Events of Default and Acceleration” in this pricing supplement and “Description of Debt Securities—Events of Default” in the accompanying prospectus.

ML&Co. will issue the Notes in denominations of whole units each with a $10 original public offering price per unit. You may transfer the Notes only in whole units. The minimum initial investment amount is $25,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of the Debt Securities—Depositary” in the accompanying prospectus.

The Notes will not have the benefit of any sinking fund.

Payment on the Maturity Date

On the maturity date, a holder of a Note will be entitled to receive the Redemption Amount of that Note, as provided below.

Determination of the Redemption Amount

The “Redemption Amount” for a Note will be denominated and payable in United States dollars and will be determined by the Calculation Agent as described below.

(a)  If the EUR/USD Exchange Rate does not equal or exceed 112% of the Starting Value (the “Fixed Payment Level”) at any time from the date that the Notes are priced for initial sale to the public (the “Pricing Date”) until the time the Ending Value is determined by the Calculation Agent as described below, and

(i)	the Ending Value is greater than the Starting Value, the Redemption Amount will equal:

$9.70	+	($10 ×	Participation Rate	×	(	Ending Value	–	Starting Value	))	; or
Starting Value

(ii)	the Ending Value is equal to or less than the Starting Value, the Redemption Amount will equal $9.70.

(b) If the EUR/USD Exchange Rate equals or exceeds the Fixed Payment Level at any time from the Pricing Date until the time the Ending Value is determined by the Calculation Agent as described below, the Redemption Amount will be equal to $9.70 plus the Fixed Payment Amount.

The “Fixed Payment Amount” will equal the product of the $10 original public offering price per unit and a percentage equal to 10.4%.

As a result of the foregoing, the EUR/USD Exchange Rate must increase by 3% in order for you to receive a Redemption Amount equal to the $10 original public offering price per unit. If the EUR/USD Exchange Rate declines or does not increase sufficiently, you will receive less than the $10 original public offering price per unit. In no event, however, will you receive less than $9.70 per unit.

The “Starting Value” equals 1.307800, the EUR/USD Exchange Rate on the Pricing Date.

The “Ending Value” will equal the value of the EUR/USD Exchange Rate as obtained by the Calculation Agent on the seventh scheduled Business Day prior to the maturity date of the Notes, as described in the section entitled “The EUR/USD Exchange Rate” in this pricing supplement.

The “Participation Rate” will equal 100%.

“Business Day” means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close and those banks are open for dealing in a foreign exchange and foreign currency deposits.

All determinations made by the Calculation Agent will be made in its sole discretion and, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical Returns

The following table illustrates, for a range of hypothetical Ending Values:

•	the percentage change from the Starting Value to the hypothetical Ending Value;

•	the total amount payable on the maturity date for each Note;

•	the total rate of return to holders of the Notes;

•	the pretax annualized rate of return to holders of the Notes; and

•	the pretax annualized rate of return in United States dollars on an investment in the EUR/USD Exchange Rate.

The table assumes that, for values of the Ending Value less than the Fixed Payment Level, the EUR/USD Exchange Rate never equaled or exceeded the Fixed Payment Level during the term of the Notes.

Hypothetical Ending Value	Percentage Change from the Starting Value to the hypothetical Ending Value	Total Amount Payable on the maturity date per Unit	Total rate of return on the Notes	Pretax Annualized rate of return on the Notes(1)	Pretax Annualized Rate of Return on the EUR/USD Exchange Rate(1)
1.046240	-20%	9.70	-3.00%	-2.59%	-18.23%
1.111630	-15%	9.70	-3.00%	-2.59%	-13.45%
1.177020	-10%	9.70	-3.00%	-2.59%	-8.83%
1.203176	-8%	9.70	-3.00%	-2.59%	-7.02%
1.229332	-6%	9.70	-3.00%	-2.59%	-5.23%
1.255488	-4%	9.70	-3.00%	-2.59%	-3.47%
1.281644	-2%	9.70	-3.00%	-2.59%	-1.72%
1.307800(2)	0%	9.70	-3.00%	-2.59%	0.00%
1.333956	2%	9.90	-1.00%	-0.86%	1.70%
1.360112	4%	10.10	1.00%	0.85%	3.39%
1.386268	6%	10.30	3.00%	2.55%	5.06%
1.412424	8%	10.50	5.00%	4.22%	6.70%
1.438580	10%	10.70	7.00%	5.88%	8.34%
1.451658	11%	10.80	8.00%	6.70%	9.14%
1.464736(3)	12%	10.74	7.40%	6.21%	9.95%
1.490892	14%	10.74	7.40%	6.21%	11.55%
1.517048	16%	10.74	7.40%	6.21%	13.13%
1.543204	18%	10.74	7.40%	6.21%	14.70%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from November 30, 2004 to January 30, 2006, a term equal to that of the Notes.
(2)	This is the Starting Value.
(3)	This is the Fixed Payment Level given the Starting Value. If the EUR/USD Exchange Rate equals or exceeds the Fixed Payment Level at any time during the term of Notes, the Redemption Amount would be equal to $10.74 ($9.70 plus the Fixed Payment Amount of $1.04 (the product of 10.4% and the $10 original public offering price per unit)).

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and term of your investment.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each $10 original public offering price per unit, will be equal to the Redemption Amount, calculated as though the date of early acceleration were the stated maturity date of the Notes. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the holder of a Note may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the $10 original public offering price per unit plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the stated maturity date of the Notes.

In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the rate of 2.0% per annum, to the extent that payment of interest is legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

THE EUR/USD EXCHANGE RATE

The EUR/USD Exchange Rate is a foreign exchange spot rate that measures the relative values of two currencies, the European Union euro and the United States dollar, expressed as a rate that reflects the amount of United States dollars that can be exchanged for one European Union euro. The following 12 countries use the euro as their official currency: Austria; Belgium; Finland; France; Germany; Greece; Ireland; Italy; Luxembourg; the Netherlands; Portugal; and Spain. The EUR/USD Exchange Rate increases when the European Union euro appreciates relative to the United States dollar and declines when the European Union euro depreciates relative to the United States dollar.

The EUR/USD Exchange Rate will be the currency exchange rate in the interbank market quoted as one European Union euro in United States dollars as reported by Bloomberg L.P. (“Bloomberg”) on page FXC, or any substitute page thereto. The Starting Value is equal to the currency exchange rate reported by Bloomberg on page FXC at approximately 10:00 a.m. in The City of New York on the Pricing Date. For purposes of determining the Ending Value, the currency exchange rate will be that reported by Bloomberg on page FXC, or any substitute page thereto, or obtained in accordance with any substitute procedure, as described below, at approximately 10:00 a.m. in The City of New York on the relevant date. If the EUR/USD Exchange Rate is not so quoted on Bloomberg page FXC, or any substitute page thereto, then the EUR/USD Exchange Rate will equal the noon buying rate in New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”). If the Noon Buying Rate is not announced on that date, then the EUR/USD Exchange Rate will be obtained on the basis of the arithmetic mean, of the applicable spot quotations received by the Calculation Agent on the relevant date for the purchase or sale for deposits in the relevant currencies by the London offices of three leading banks engaged in the interbank market (selected in the sole discretion of the Calculation Agent) (the “Reference Banks”). If fewer than three Reference Banks provide those spot quotations, then the EUR/USD Exchange Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent from two leading commercial banks in New York (selected in the sole discretion of the Calculation Agent), for the purchase or sale for deposits in the relevant currencies. If these spot quotations are available from only one bank, then the Calculation Agent, in its sole discretion, will determine which quotation is available and reasonable to be used. If no spot quotation is available, then the EUR/USD Exchange Rate will be the rate the Calculation Agent, in its sole discretion, determines to be fair and reasonable under the circumstances.

The following table sets forth the historical month-end values of the EUR/USD Exchange Rate for each month from January 1999 through October 2004. This historical data on the EUR/USD Exchange Rate is not necessarily indicative of the future performance of the EUR/USD Exchange Rate or what the value of the Notes may be. Any historical upward or downward trend in the EUR/USD Exchange Rate during any period set forth below is not any indication that the EUR/USD Exchange Rate is more or less likely to increase or decrease at any time over the term of the Notes.

	Monthly Closing Values
	1999	2000	2001	2002	2003	2004
January	1.1362	0.9707	0.9366	0.8593	1.0768	1.2478
February	1.1028	0.9642	0.9236	0.8693	1.0806	1.2493
March	1.0762	0.9553	0.8767	0.8717	1.0915	1.2316
April	1.0570	0.9119	0.8891	0.9005	1.1184	1.1980
May	1.0420	0.9380	0.8453	0.9342	1.1784	1.2188
June	1.0351	0.9525	0.8490	0.9914	1.1511	1.2199
July	1.0711	0.9266	0.8764	0.9776	1.1232	1.2018
August	1.0566	0.8878	0.9123	0.9823	1.0984	1.2183
September	1.0684	0.8827	0.9114	0.9866	1.1656	1.2436
October	1.0549	0.8489	0.9005	0.9903	1.1593	1.2798
November	1.0093	0.8729	0.8964	0.9943	1.1995
December	1.0062	0.9427	0.8895	1.0492	1.2595

The following graph sets forth the historical performance of the EUR/USD Exchange Rate presented in the preceding table. This historical information is not necessarily indicative of the future performance of the EUR/USD Exchange Rate. On the Pricing Date, the EUR/USD Exchange Rate was 1.307800.

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, tax counsel to ML&Co., as to certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities, persons holding Notes in a tax-deferred or tax-advantaged account, U.S. Holders (as defined below) whose functional currency is not the United States dollar, persons subject to the alternative minimum tax, or persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this pricing supplement). The following discussion also assumes that the issue price of the Notes, as determined for United States federal income tax purposes, equals the principal amount thereof. Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used in this pricing supplement, the term “U.S. Holder” means a beneficial owner of a Note that is for United States federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity treated as a corporation or a partnership that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (c) an estate the income of which is subject to United States federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.’s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States federal income tax purposes. The following discussion of the principal United States federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the assumption that each Note will be treated as a debt instrument of ML&Co. for United States federal income tax purposes. If the Notes are not in fact treated as debt instruments of ML&Co. for United States federal income tax purposes, then the United States federal income tax treatment of the purchase, ownership and disposition of the Notes could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Note could differ from the timing and character of income, gain or loss recognized in respect of a Note had the Notes in fact been treated as debt instruments of ML&Co. for United States federal income tax purposes.

U.S. Holders

On August 30, 2004, the Treasury Department issued final regulations (the “Foreign Currency Regulations”) under section 988 of the Internal Revenue Code of 1986, as amended (the “Code”) addressing the United States federal income tax treatment of debt instruments having terms similar to the Notes. The Foreign Currency Regulations apply to debt instruments issued on or after October 29, 2004, and accordingly, will apply to the Notes. In general, under the Foreign Currency Regulations, since the amount payable on the maturity date with respect to a Note in excess of the principal amount of the Note, if any, will be determined by reference to the EUR/USD Exchange Rate while repayment of 97% of the original public offering price of each Note will not be affected by changes in the EUR/USD Exchange Rate, the Notes will be taxed pursuant to the rules contained in certain final Treasury regulations (the “CPDI Regulations”) addressing the proper United States federal income tax treatment of contingent payment debt instruments. The CPDI Regulations generally require a U.S. Holder of this type of an instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale, exchange or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances).

In particular, solely for purposes of applying the CPDI Regulations to the Notes, ML&Co. has determined that the projected payment schedule for the Notes will consist of a projected cash payment on the maturity date of an amount equal to $10.2919 per unit of the Notes (the “Projected Redemption Amount”). This represents an estimated yield on the Notes equal to 2.49% per annum, compounded semiannually. Accordingly, during the term of the Notes, a U.S. Holder of a Note will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the Note that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the Note. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each six-month period during which the Notes are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the Note’s adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes a Note’s adjusted issue price will equal the Note’s issue price (i.e., $10), increased by the interest previously accrued on the Note. On the maturity date of a Note, in the event that the actual cash payment on the maturity date (the “Actual Redemption Amount”) exceeds $10.2919 per unit of the Notes (i.e., the Projected Redemption Amount), a U.S. Holder will be required to include the excess of the Actual Redemption Amount over $10.2919 per unit of the Notes (i.e., the Projected Redemption Amount) in income as ordinary interest on the maturity date. Alternatively, in the event that the Actual Redemption Amount, if any, is less than $10.2919 per unit of the Notes (i.e., the Projected Redemption Amount), the amount by which the Projected Redemption Amount (i.e., $10.2919 per unit of the Notes) exceeds the Actual Redemption Amount will be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Note for the taxable year in which the maturity date occurs to the extent of the amount of that includible interest. Any remaining portion of the Projected Redemption Amount (i.e., $10.2919 per unit of the Notes) in excess of the Actual Redemption Amount that is not treated as an interest offset pursuant to the foregoing rules generally will be an ordinary loss to the extent of interest previously included in income and, thereafter, capital loss. Any such capital loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder’s holding period for the Note). In addition, U.S. Holders purchasing a Note at a price that differs from the adjusted issue price of the Note as of the purchase date (e.g., subsequent purchasers) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

Notwithstanding the foregoing, if the Actual Redemption Amount becomes fixed (i.e., in an amount equal to the sum of $9.70 per unit of the Notes and the Fixed Payment Amount) more than 6 months before the maturity date, a U.S. Holder will have a positive or negative adjustment. Under the CPDI Regulations, a U.S. Holder would be required to take into account that positive or negative adjustment in a reasonable manner over the period to which it relates. In addition, under the CPDI Regulations, if the Actual Redemption Amount becomes fixed (i.e., in an amount equal to the sum of $9.70 per unit of the Notes and the Fixed Payment Amount) more than 6 months before the maturity date, the Actual Redemption Amount will no longer be treated as a contingent payment after the date the Actual Redemption Amount becomes fixed. Moreover, in that event, on the date the Actual Redemption Amount becomes fixed in an amount equal to the sum of $9.70 per unit of the Notes and the Fixed Payment Amount, the projected payment schedule for the Notes will be modified prospectively to reflect the fixed amount of the payment. In addition to the foregoing, for purposes of accruing original issue discount under the CPDI Regulations, if the Actual Redemption Amount becomes fixed during an accrual period (i.e., generally each six-month period during which the Notes are outstanding), a new accrual period will begin on the day after the day on which the Actual Redemption Amount becomes fixed.

Upon the sale or exchange of a Note prior to the maturity date, a U.S. Holder would be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon that sale or exchange and the U.S. Holder’s adjusted tax basis in the Note as of the date of disposition. A U.S. Holder’s adjusted tax basis in a Note generally would equal the U.S. Holder’s initial investment in the Note increased by any interest previously included in income with respect to the Note by the U.S. Holder. Any taxable gain would be treated as ordinary income. Any taxable loss would be treated as ordinary loss to the extent of the U.S. Holder’s total interest inclusions on the Note. Any remaining loss generally would be treated as long-term or short-term capital loss (depending upon the U.S. Holder’s holding period for the Note). Notwithstanding the foregoing, if the actual Redemption Amount becomes fixed more than 6 months before the maturity date, thereafter any gain or loss recognized by a U.S. Holder upon the sale or exchange of a Note prior to the maturity date generally will be treated as capital gain or loss. Any such capital gain or loss would generally be long-term or short-term capital gain or loss (depending on the U.S. Holder’s holding period for the Note). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the CPDI Regulations would be treated as original issue discount.

All prospective investors in the Notes should consult their own tax advisors concerning the application of the CPDI Regulations to their investment in the Notes. Investors in the Notes will be able to obtain the projected payment schedule, as determined by ML&Co. for purposes of applying the CPDI Regulations to the Notes, by submitting a written request for that information to Merrill Lynch & Co., Inc., Corporate Secretary’s Office, 222 Broadway, 17th Floor, New York, New York 10038, (212) 670-0432, corporatesecretary@exchange.ml.com.

The projected payment schedule (including both the Projected Redemption Amount and the estimated yield on the Notes) will have been determined solely for United States federal income tax purposes, (i.e., for purposes of applying the CPDI Regulations to the Notes), and will be neither a prediction nor a guarantee of what the actual Redemption Amount will be, or that the actual Redemption Amount will even exceed the $9.70 per unit of the Notes.

The following table sets for the amount of interest that will be deemed to accrue with respect to each $10 original public offering price per unit of the Notes during each accrual period over the term of the Notes based upon the projected payment schedule for the Notes (including both the Projected Redemption Amount and an estimated yield equal to 2.49% per annum (compounded semiannually)) as determined by ML&Co. for purposes of applying the CPDI Regulations to the Notes:

Accrual Period	Interest deemed to accrue during accrual period (per unit of the Notes)	Total interest deemed to have accrued on Notes as of end of accrual period (per unit of the Notes)
November 30, 2004 through May 30, 2005	$.1235	$.1235
May 31, 2005 through November 30, 2005	$.1260	$.2495
December 1, 2005 through January 30, 2006	$.0424	$.2919

Projected Redemption Amount = $10.2919 per unit of the Notes.

Non-U.S. Holders

A non-U.S. Holder will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a Note, unless the non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in section 881(c)(3)(A) of the Code. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the “Withholding Agent”) must have received a statement that (a) is signed by the beneficial owner of the Note under penalties or perjury, (b) certifies that the owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of the individual’s death, payments in respect of that Note would have been effectively connected with the conduct by the individual of a trade or business in the United States.

Backup Withholding

Backup withholding at the applicable statutory rate of United States federal income tax may apply to payments made in respect of the Notes to registered owners who are not “exempt recipients” and who fail to provide certain identifying information (such as registered owner’s taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that the seller is a non-U.S. Holder (and certain other conditions are met). This type of a sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owners’ non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan (a “plan”) subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also “plans”) from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“parties in interest”) with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (“non-ERISA arrangements”) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws (“similar laws”).

The acquisition of the Notes by a plan with respect to which we, MLPF&S or certain of our affiliates is or becomes a party in interest may constitute or result in prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The United States Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

(1)	PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

(2)	PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

(3)	PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

(4)	PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

(5)	PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or (3) any person investing “plan assets” of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with “plan assets” of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

EXPERTS

The restated consolidated financial statements and the related restated financial statement schedule incorporated in this pricing supplement by reference from the Current Report on Form 8-K of Merrill Lynch & Co., Inc. and subsidiaries dated May 4, 2004 for the year ended December 26, 2003 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports dated March 1, 2004 (May 4, 2004 as to Note 2) (which express unqualified opinions, and which report on the consolidated financial statements includes explanatory paragraphs for the change in accounting method in 2002 for goodwill amortization to conform to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, and for the change in accounting method in 2004 for stock-based compensation to conform to Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, as amended by Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, by retroactively restating its 2003, 2002 and 2001 consolidated financial statements), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated financial statements for the periods ended March 26, 2004 and March 28, 2003, June 25, 2004 and June 27, 2003 and September 24, 2004 and September 26, 2003, which are incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included in Merrill Lynch & Co., Inc. and subsidiaries’ Quarterly Reports on Form 10-Q for the quarters ended March 26, 2004, June 25, 2004 and September 24, 2004 and incorporated by reference herein, they did not audit and they do not express opinions on those unaudited condensed consolidated financial statements. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited condensed consolidated financial statements because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Page
Business Day	PS-12
Calculation Agent	PS-6
Ending Value	PS-4
EUR/USD Exchange Rate	PS-3
Fixed Payment Amount	PS-4
Fixed Payment Level	PS-4
Notes	PS-1
Participation Rate	PS-4
Pricing Date	PS-4
Redemption Amount	PS-3
Starting Value	PS-4

1,900,000 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Currency Notes Linked to

the European Union Euro/United States Dollar Exchange Rate

due January 30, 2006

(the “Notes”)

$10
original public offering price per unit

PRICING SUPPLEMENT

Merrill Lynch & Co.

November 23, 2004